SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For August 8, 2006



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)



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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



          Form 20-F      X               Form 40-F
                     ---------                      ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


             Yes                            No           X
                     ---------                      ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release

         CNOOC Joins Hands Again with Husky to Explore Deepwater Areas

(Hong Kong, August 8, 2006) - CNOOC Limited (NYSE: CEO, SEHK: 883, "the Company") announced today that its parent company -- China National Offshore Oil Corporation ("CNOOC") will join hands again with Husky Oil China Limited (Husky) in exploring deepwater areas Offshore China. A Production Sharing Contract (PSC) on exploring block 29/06 in Eastern South China Sea has been signed by both parties. This is the eighth deepwater contract CNOOC has signed.

In the meantime, CNOOC also signed PSCs with Husky for Blocks 35/18 and 50/14 in Western South China Sea.

Block 29/06 covers a total area of 9,265 square kilometers in the Zhuer sag of Pearl River Mouth Basin. Water depth of the block ranges from 500 to 1,500 meters. Under the terms of the contract, Husky is committed to acquiring 3-D seismic data and drilling exploration wells during the first phase of the exploration.

Blocks 35/18 and 50/14 are located in East Slope of Yinggehai Basin, covering 4,496 and 3,137 square kilometers respectively with water depth ranging from 20 to 95 meters. During the exploration phase, Husky will drill wildcat wells in both of the blocks and conduct 3-D seismic survey in Block 35/18.

The Company has the right to participate in up to 51% working interests in any commercial discoveries in the above three blocks.

Mr. Zhu Weilin, Vice President of the Company and General Manager of the Exploration Department commented, "Husky has made important progress in exploring deepwater potential jointly with CNOOC Ltd. The signing of the new PSCs indicated again that Husky is highly confident of the deepwater blocks Offshore China. I believe that the huge exploration potential of deepwater areas will bring new opportunities to the development CNOOC Ltd. and its partners in offshore China".

Up to now, CNOOC has signed 10 PSCs with Husky, 3 of which are deepwater contracts.


                                     -End-

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

                                *** *** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors' current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

                                *** *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn
        -------------------

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.Fung@knprhk.com
        ----------------------

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CNOOC Limited


                                           By:  /s/ Victor Zhikai Gao
                                                ---------------------
                                                Name: Victor Zhikai Gao
                                                Title:  Company Secretary


Dated: August 8, 2006